May 13, 2005


via facsimile and U.S. mail

Mr. Thomas A. Janochoski
Chief Financial Officer
Great Northern Iron Ore Properties
W-1290 First National Bank Building
332 Minnesota Street
Saint Paul, Minnesota 55101



	Re:	Great Northern Iron Ore Properties
		Form 10-K, Filed February 25, 2005
		Response letter dated May 3, 2005
		File No. 001-00701

Dear Mr. Janochoski:

      We have reviewed the above filing and response letter and have the following comment. Our review has been limited to the area commented on below. We have asked you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

10-K for the year ended December 31, 2004

1. We note your response to our previous comment number 1 where you address the basis for the estimate of your magnetic taconite reserves. Please provide material documents you have to support your estimate. We reissue the first bullet of our previous comment #1.


Closing Comments

      As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your response to our comment.

 	You may contact Roger Baer at (202) 942-2965 if you have questions regarding the above comment. Please contact me at (202) 942-1870 with any other questions. Direct all correspondence to the following ZIP code: 20549-0405.

							Sincerely,



							H. Roger Schwall
							Assistant Director


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Great Northern Iron Ore Properties
May 13, 2005
page 1




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

         DIVISION OF
CORPORATION FINANCE